                                                        Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES POSSIBLE OFFERING
AND ADMISSION OF SHARES OF ITS SUBSIDIARY COMPANY TO
 THE LONDON STOCK EXCHANGE

TEL AVIV, Israel - September 25, 2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (the "Company") announced today that it is presently examining the possibility of a primary offering of the ordinary shares of its wholly owned subsidiary company, Plaza Centers (Europe) BV (“PC”), and the admission of those shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The terms of the offering have not yet been finalized. It is anticipated that, if a decision is made to proceed, the offering will take place in the upcoming months.

The securities offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration of an applicable exemption from such registration requirements.

In addition, the Company announced that Mr. Mordechay Zisser, the Executive Chairman of the Company is to be appointed as the Chairmen of PC. PC will be managed by Mr. Ran Shtarkman who is to be appointed as the President and Chief Executive Officer of PC. Mr. Shtarkman (38) CPA, MBA. joined PC in 2002, and was appointed Chief Financial Officer of PC in 2004.